Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement

No. 333-214056

May 15, 2017

United Parcel Service, Inc.

FINAL TERM SHEET

Security Offered:	2.125% Senior Notes due 2024 (the “Notes”), which are being offered in Canada by Private Placement

Issuer:	United Parcel Service, Inc. (the “Company”)

Ranking:	The Notes will be senior unsecured obligations of the Company and will rank equally and pari passu with all other unsecured and unsubordinated debt of the Company.

Expected Ratings:* (Moody’s/S&P)	A1/A+ (stable/negative)

Principal Amount:	C$750,000,000

Trade Date:	May 15, 2017

Settlement Date:	May 18, 2017 (T+3)

Maturity Date:	May 21, 2024

Coupon Payment Dates:	Payable semi-annually in arrears in equal installments on the 21st day of every May and November commencing on November 21, 2017. The first interest payment will be a long first coupon payable on November 21, 2017 and will be in the amount of C$8,099,743.15, such payment being the equivalent of C$10.79965753 per C$1,000 of principal amount outstanding. If not a business day in New York or Toronto then payment of a coupon or upon maturity will be made on the next business day with no adjustment (Following Business Day Convention).

Benchmark Bond:	CAN 2.50% due June 1, 2024

Benchmark Price/ Yield:	C$108.14; 1.287%

Re-Offer Spread:	+ 87.0 basis points versus the Government of Canada curve (“GoC”) + 86.7 basis points versus the CAN 2.50% due June 1, 2024 which includes the curve adjustment of -0.3 basis points.

Canada Curve Definition:	CAN 1.50% due June 1, 2023 and CAN 2.50% due June 1, 2024

Issue Yield:	2.154%

Coupon (Interest Rate):	2.125%

Price to Public:	C$99.812

Minimum Denominations:	The Notes will be issued in denominations of C$1,000 and in integral multiples of C$1,000.

Optional Redemption:	The Notes will be redeemable at the Company’s option, in whole or in part, from time to time, prior to March 21, 2024, the date that is two months prior to maturity (the “Par Call Date”) at GoC + 21.5 basis points; on or after the Par Call Date at par.

CUSIP/ISIN:	911312BD7 / CA911312BD72

Day Count Convention:	Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any interest payment date (also known as the Actual/Actual Canadian Compound Method).

Settlement/Form:	CDS Clearing and Depository Services Inc. / Book-Entry (Global Note)

Governing Law:	New York

Use of Proceeds:	The Company expects to use the net proceeds of this offering for general corporate purposes, including the repayment of commercial paper.

Listing:	None

Form of Distribution:

The distribution of the Notes is being made on a private placement basis to purchasers in each of the provinces of Canada (the “Offering Jurisdictions”) under a Canadian offering memorandum dated May 15, 2017 (the “Canadian Offering Memorandum”), which will include the U.S. prospectus dated October 11, 2016, as supplemented by a U.S. prospectus supplement dated May 15, 2017 that form part of the registration statement filed with the United States Securities and Exchange Commission. The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Offering Jurisdictions and, in particular, the Notes will only be sold in:

a)      the province of Alberta, pursuant to the “accredited investor exemption” (as defined in National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”)) and therefore only to purchasers that are “accredited investors” (as such term is defined in NI 45-106) who purchase the Notes as principal (or are deemed to be purchasing as principal) that are not individuals unless those individuals are also “permitted clients” (as such term is defined in National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations) and was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106; and

b)      the Offering Jurisdictions other than the province of Alberta, pursuant to the C$150,000 minimum amount investment exemption, and therefore only to purchasers that are not individuals and that are purchasing as principal, Notes with an acquisition cost to each purchaser of not less than C$150,000 paid in cash at the time of closing, unless such a purchaser is a person acting on behalf of a fully managed account described in paragraph (p) or (q) of the definition of “accredited investor” in section 1.1 of NI 45-106 in which case the Notes may only be sold on a private placement basis to such purchaser pursuant to the “accredited investor exemption”.

Resale Restrictions:	Resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws, which may vary depending on the province. The Company is not a reporting issuer in any province or territory of Canada. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. The Notes are a new issue of securities for which no established trading market exists. If an active trading market does not develop for the Notes, investors may not be able to resell them. The issuer currently has no intention of listing the Notes on any exchange or becoming a reporting issuer in Canada in the foreseeable future.

Joint Book-Running Managers:	BofA Merrill Lynch HSBC TD Securities

Co-Managers:	Barclays BNP PARIBAS Citigroup Goldman Sachs & Co. LLC J.P. Morgan Securities Canada Inc. Morgan Stanley SOCIETE GENERALE UBS Investment Bank Wells Fargo Securities

The foregoing description is a summary of certain material provisions of the Notes. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Canadian Offering Memorandum. Prospective purchasers should review the Canadian Offering Memorandum for a detailed description of the Notes. No person has been authorized to make any representation in connection with the offering other than as contained in the Canadian Offering Memorandum, and the issuer and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

*Note: An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and S&P. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or, if you are in Canada, the Canadian Offering Memorandum which incorporates the prospectus, if you request it by contacting BofA Merrill Lynch toll-free at 1-800-294-1322; HSBC at 416-868-8242; or TD Securities toll-free at 1-800-263-5292.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.